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                                            Exhibit (a)(5)(v)


FOR IMMEDIATE RELEASE

Shareholder Contact:
1-800-221-5672

Media Contact Only:
Stephanie Giaramita
212-969-6387
Stephanie_Giaramita@acml.com

                 THE SOUTHERN AFRICA FUND, INC.
               ANNOUNCES RESULTS OF TENDER OFFER

NEW YORK, NY June 15, 2001 - The Southern Africa Fund, Inc. (NYSE:SOA) (the "Fund") announced today that in accordance with its tender offer for up to 228,270 of its shares of common stock, which expired on June 12, 2001, the Fund has accepted that number of shares for payment on June 18, 2001 at $14.33 per share.
These shares represent 5% of the Fund's outstanding shares. A total of 3,137,368 shares were properly tendered and not withdrawn by June 14, 2001, the final date for withdrawals. Therefore, on a pro rated basis, 7.2758% of the shares so tendered by each tendering stockholder have been accepted for payment.

The purpose of the tender offer was to fulfill an undertaking made in connection with the initial public offering of the Fund's shares.

The Fund is a non-diversified, closed-end U.S. registered management investment company managed by Alliance Capital Management L.P. As of June 12, 2001, the date on which the Fund's tender offer expired, the Fund's total net assets were approximately $65.2 million.
















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